Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 DEC -3 PM 1:18

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	4 December, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

02060172

CONVERING PREFERENCE SHARES (BPCPA) – INTERIM DIVIDEND

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.1

dlw 12/4

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

4 December 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 1 October 2002 to 31 December 2002 (92 days). The amount payable in respect of each Converting Preference Share for that period will be $0.005671;

2. The Record Date for determining the entitlement to the dividend for the period to 31 December 2002 is 13 December 2002; and

3. The dividend shall be paid on 31 December 2002.

Yours faithfully

HELEN GOLDING
Company Secretary